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SEC Mail Processing Section FEB 25 2019 Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-66464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aqueduct Capital Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2820 Selwyn Avenue, Suite 550
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Bowling 704-973-9925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street, Suite 500	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

RMS

OATH OR AFFIRMATION

I, Frank H. Edwards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aqueduct Capital Group, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA TUCK
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

Signature

Chief Compliance Officer

Title

Dana Tuck

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member
Aqueduct Capital Group, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC (the "Company") as of December 31, 2018, and the related notes to the financial statement (collectively, "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Elliott Davis, PLLC

Greenville, South Carolina
February 20, 2019

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 2,835,139
Fees receivable	10,519,337
Fixed assets, at cost (net of accumulated depreciation of $522,468)	234,577
Prepaid rent	28,140
Deposit	374,507
TOTAL ASSETS	$ 13,991,700

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 133,236
Accrued compensation & payroll taxes	948,984
Due to employees	16,307
Unearned fee income	525,000
Unamortized lease concession	13,332
TOTAL LIABILITIES	1,636,859
MEMBER'S EQUITY:	
Total member's equity	12,354,841
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 13,991,700

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Aqueduct Capital Group, LLC (the "Company") was formed on January 9, 2004, in the State of Delaware as Alphalink Partners, LLC. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned their interests in the Company to the sole member, Aqueduct Capital Holdings, LLC, and ceased to be members of the Company. The Company changed its name on February 23, 2006. The Company will continue indefinitely unless terminated sooner by the sole member.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is an alternative asset placement agent with offices across the United States that facilitate capital raising for private equity and hedge fund managers.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customers.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

Recently Issued Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods or services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company for reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

In February 2016, the ("FASB") amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the effect implementation of the new standard will have on its financial position, results of operations, and cash flows.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $1,198,280, which was $1,089,156 in excess of its required net capital of $109,124. The Company's net capital ratio was 1.37 to 1.

NOTE 3 - INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2013.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

On October 19, 2010 the Company leased office space in Charlotte, with another tenant, under an 87 month lease. During 2015, the Charlotte lease was amended to a 120 month lease beginning on or about April 1, 2016. During 2014, the Company entered into a lease in New York under a 60 month lease which expires on October 31, 2019. In November 2018, the Company extended the lease in Chicago for 6 months beginning on January 1, 2019. Beginning on November 1, 2016, the company entered a 10 year lease in Houston. In August 2018, the Company entered a lease in Chevy Chase, MD for 12 months beginning September 1, 2018. In addition, the Company rents space in San Francisco, CA on a month to month basis. The following is a schedule of future minimum lease payments required under the leases:

Year Ending December 31	Amount
2019	515,579
2020	241,227
2021	248,430
2022	255,859
2023	263,539
2024 - 2026	691,149
Total	$2,215,783

The Company has an informal arrangement with the other Charlotte tenant such that Aqueduct pays approximately 41% of the monthly rent.

Rent expense for the year ended December 31, 2018 was $514,750.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2018 or during the year then ended.

NOTE 5 - BENEFITS

The Company participates in a 401(k) profit sharing plan covering substantially all of its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, the Company contributed $102,168 to the plan for the year ended December 31, 2018.

NOTE 6 - FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Furniture and Equipment	$ 757,045
Total Cost	757,045
Less: Accumulated Depreciation	(522,468)
Net Fixed Assets	$ 234,577

Depreciation for the year ended December 31, 2018 was $ 74,210.

NOTE 7 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2018 or during the year then ended.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.